ENTOURAGE MINING LTD.

Management Discussion and Analysis
Interim Report, May 29, 2009

This Management Discussion and Analysis of Entourage Mining Ltd. (the “Company”) provides analysis of the Company’s financial results for the three-month period ended March 31, 2009. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements.

May 29 2009

1.1 Date of Report

1.2 Overall Performance

Nature of Business and Overall Performance

The Company’s shares have been publicly traded since February 2nd, 2004 when the Company was called for trading on the Over-the-Counter Bulletin Board in the United States under the symbol ETGMF. The Company is a reporting issuer in both the United States and in British Columbia.

Entourage Mining Ltd. (“Entourage”, the “Company” or “We”) was originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Company Act (British Columbia) on June 16, 1995. On June 25, 1996, we changed our name to Entourage Mining Ltd. On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia in British Columbia, Canada.

We had one subsidiary company, Entourage USA Inc., domiciled in Carson City, Nevada. This subsidiary was used to acquire additional exploration properties in the United States of America. The charter of Entourage USA was not renewed in December 2008.

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and currently have one mineral property option agreement:

  to acquire an 80% interest in 20 prospective diamond exploration claims situated in the Forte a la Corne/Smeaton area of central Saskatchewan; and

an unencumbered 65%interest:

  in 47 claim uranium prospective claim blocks in Costebelle Township known as the Doran property;

and we intend to seek and acquire additional properties worthy of exploration and development.

Entourage is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the properties, and further exploration will be required before a final evaluation as to the economic and legal feasibility of all of our claims is determined.

Effective March 6, 2009 the Company's completed a reversed split of its shares of common shares at a ratio of one new share for every ten old shares held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split. All previous references to shares of common stock and weighted average common shares outstanding have been restated to give affect to the 1:10 reverse stock split unless otherwise stated.

1.2.1 Mineral Properties: Background and Agreements

1.2.1(a) Hatchet Lake Properties (Abandoned)

By agreement dated April 7, 2005 as amended October 20, 2005, the Company obtained an option to acquire up to a 50% right in a certain prospective mineral property located in the Athabaska Basin area of Saskatchewan (the “Hatchet Lake Property”). 40% of the Company’s interest in the Hatchet Lake property was acquired by way of an October 20, 2005 assignment agreement among Entourage Mining Ltd., United Uranium Corp. (formerly United Carina Resources Corp.) and CMKM Diamonds Inc. (“CMKM”), a now defunct OTCBB Pink Sheet issuer.

As a result of this assignment agreement, and the subsequent “New Hatchet Lake Option Agreement”, also dated October 20, 2005, the Company had acquired a right to earn a 50% interest in the Hatchet Lake property.

As consideration for the assignment agreement, the Company agreed to issue 1,500,000 of its common shares (issued January 3, 2006) to the CMKM shareholders. The 1,500,000 shares were to be distributed to the CMKM shareholders, but these shares have not been distributed at the time of this report and there is no indication when or if this distribution may occur.

On June 30th, 2007, United Uranium Corp. extended a July 1, 2007 $300,000 payment deadline, to be paid by the Company, until September 15, 2007. No summer or fall 2007 work program was proposed by United Uranium Corp. so the Company decided that the scant uranium values of two previous abbreviated drill programs (7 ½ drill holes over two years) did not warrant the $300,000 payment and the Company abandoned the Hatchet Lake Uranium prospect.

As well, since CMKM failed to distribute the 4,500,000 (1,500,000 for Hatchet property and 3,000,000 for Smeaton property) shares and because 101047025 Saskatchewan Ltd. (“1010”), in the opinion of the Company, failed to operate the Smeaton property in an operator like fashion and failed to comply with the Company’s various requests to have all previous claim materials sent to the Company. On August 27, 2007, the Company filed, in the Supreme Court of British Columbia, a Writ of Summons and Statement of Claim against 1010 and CMKM seeking to have the court set aside the October 20, 2005 Mineral Property Option and Assignment Agreements for Hatchet and Smeaton property between the Company and the Defendants (collectively, the “Contracts”) and requesting that the defendants return the 4,500,000 shares (the “Shares”) paid to CMKM and the 388,888 shares paid to 1010 to consummate these agreements.

In September 2007, the Company abandoned the property. The Company has no liabilities incurred by abandoning the Hatchet Lake Properties and no further payments are required.

In October 2008, the parties entered into a proposed settlement which was subsequently agreed to verbally by all parties. However, the parties have agreed to keep the details confidential until the fulfillment of certain conditions.

The Company has not recorded any provision for loss or gain in connection with the above settlement agreement until the agreement is concluded.

The 388,888 consideration shares paid to 1010 are no longer part of the proposed settlement as they have been assigned to a bona fide third party shareholder.

1.2.1(b) Smeaton/Forte a la Corne Property

On October 20, 2005, the Company announced a series of property option (earn-in interest) agreements (the “Saskatchewan Property transactions”) with CMKM, United Carina Resources Corp. (now known as United Uranium Corp.) and 1010, whereby the Company assumed the earn-in rights to properties optioned to CMKM. CMKM was about to default on its option agreements and the Company realized an opportunity to acquire prospective diamond and uranium prospects in Saskatchewan. One such property is termed the Smeaton/Forte a la Corne/Green Lake Diamond prospect (the “Smeaton Property”).

Upon signing the Smeaton Property consisted of a 1.5 million acre parcel of claims. Previous to the Entourage-CMKM agreements, CMKM and 1010 had flown an airborne geophysical survey of the Smeaton Properties. The Company’s geologist, James Turner, P. Geo., reviewed the results of the survey and reported to the Company that 20 priority diamond targets existed on the parcel, but in light of the $12 hectare maintenance fees payable, certain of the claims should be allowed to lapse for lack of potential. The present parcel remains at approximately 22 claims.

In December 2005, the Operator, without prior consent of the Company, commenced drilling on a priority target on the property. This drilling encountered kimberlitic rock at approximately 530 feet and continued in kimberlite for over 300 feet eventually ending in dolomites at about 900 feet. An independent kimberlite expert, Harrison Cookenboo, (PhD, P. Geo.), a qualified person, reviewed initial samples and concluded:

“both pieces of core are in most respects closely similar to macro-crystic serpentine calcite kimberlite, but with some atypical features for kimberlite “sensu-stricto”, and suggests that the examined samples are best referred to as kimberlite or a closely related “kimberlitic” rock type with the potential for carrying diamonds”.

On January 10, 2006, the Operator informed the Company that the first drill target (Target: C-Gpp) on the Smeaton Property had been completed after encountering difficult drilling 1000 feet into the target. The hole finished in dolomites and the Operator decided to drill the second hole 30 meters to the northwest where geo-physical data implied that the center of the kimberlite may be situated.

The kimberlitic rock from the first drill hole was sent to Saskatchewan Research Council for caustic fusion and micro-diamond analysis. The kimberltic rock did not yield any micro-diamonds however chromites were found in the drill core. In 2005, the Company expended $200,630.00 on the Smeaton prospect; the Smeaton project has 20 priority targets to be investigated and as of the date of this report has examined four of these targets.

There has been no additional work done on the Smeaton claims subsequent to the Company’s drilling of January 2006. The Company has requested of 1010, all information on the Smeaton claims so that a compliant NI 43-101 Technical Report could be commissioned for the Smeaton claims however 1010 has not responded to these requests. The Company considers these claims as non-operational until such a report can be completed. Furthermore 1010 has never consulted the Company before commencing drilling on the Smeaton properties and no budgets or plans were discussed before exploration work was carried out.

In early 2006, the Company advised 1010, which acts as the Operator of the property, that it would not participate in any further exploration by 1010 unless the exploration was conducted in accordance with NI 43-101 recommendations and mining best practices which to date have not been met. 1010 nevertheless proceeded to perform work on the property and, on March 26, 2006, sent invoices to the Company totaling approximately $280,122.53.

The Company believes that it is not liable, under the terms of the Agreement or in any other way, for these invoices and has so advised 1010, most recently in its letter to 1010 dated April 27, 2007. To date, no collections or other proceedings have been commenced by 1010.

There is, however, the risk that 1010 might commence collections or other proceedings. In that event, while the Company would vigorously defend its position that it is not liable in any way for funds claimed pursuant to the invoices, there is the risk that a proceeding by 1010 could be successful. The Company cannot assess the probability of that risk and accordingly, the likelihood of loss, if any, is presently not determinable.

The Company issued 3,388,888 shares of the Company stock as consideration for the purchase of the Smeaton claims. 3,000,000 (three million) of these shares were to be distributed to the CMKM shareholders but these shares have not been distributed at this time and there is no indication when, or if, these shares will be distributed.

Since CMKM failed to distribute the 4,500,000 (1,500,000 for Hatchet property and 3,000,000 for Smeaton property) consideration shares and because 1010, in the opinion of the Company, failed to operate the property in an operator like fashion and failed to comply with the Company’s various requests to have all previous claim materials sent to the Company, on August 27, 2007, the Company filed, in the Supreme Court of British Columbia, a Writ of Summons and Statement of Claim against 1010 and CMKM seeking to have the court set aside the October 25, 2005 Mineral Property Option and Assignment Agreements between the Company and the Defendants (collectively, the “Contracts”) and requesting that the defendants return the 4,500,000 shares (the “Shares”) paid to CMKM and the 388,888 shares paid to 1010 to consummate these agreements.

In October 2008, the parties entered into a proposed settlement which was subsequently agreed to verbally by all parties. However, the parties have agreed to keep the details confidential until the fulfillment of certain conditions.

The Company has not recorded any provision for loss or gain in connection with the above settlement agreement until the agreement is concluded.

The 388,888 consideration shares paid to 1010 are no longer part of the proposed settlement as they have been assigned to a bona fide third party shareholder.

1.2(c) The Doran (Quebec) Uranium Prospect

In March of 2005, the Company entered into an option agreement with Fayz Yacoub, a professional geologist and businessman from Vancouver, whereby the Company could acquire 44 claim blocks prospective for uranium situated in Costebelle Township in eastern Quebec. Subsequent to entering into the property agreement, 3 additional claims blocks have been added to the project.

The Doran Uranium property consists of 47-contiguous mineral claims (polygons) covering approximately 2473.3 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. The claim block is centered at GPS 548009 E and 5572265 N.

The Doran property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometers west of Aguanish, approximately 109 kilometers east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometers to the north.

The property is situated within the Costebelle Township, NTS map sheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashashibou River and to the southern part of the property.

The topography of the property for the most part is rolling hills having a maximum relief of 100 meters with elevation ranging from sea level to 100 meters. All mineralized areas of interest are located comfortably above sea and river levels.

Exploration, including geological mapping, rock sampling, trenching and shallow drilling on the Doran Uranium Deposit resulted in the estimation of a historical uranium resource which requires verification to conform to Canadian NI 43-101 geological reporting standards. Before these standards were initiated, previous work on the property, done by Aguanish Uranium Inc., Noranda and Lacana Mining, was successful in locating and partially exposing several potential target areas, including the Doran East Centre target where three holes were drilled (1978) 14 feet apart with cores returning values of 6.4, 6.4 and 9.2 Lb/ t uranium (U3O8).

Entourage made a down payment of $35,000 to acquire the option and agreed to a work commitment of $200,000 of exploration in the first year of the Doran Uranium Property agreement.

The Company expended $245,591.00 in exploration work on the property in fiscal year 2005 and a compliant report by Eric Ostensoe (P. Geo,) was commissioned. In late February 2006, Mr. Ostensoe completed his report and the Company posted the report on Sedar and Edgar (March 09, 2006) as well as the Company website. In April 2007 an updated NI 43-101 Technical Report was prepared by Michel Proulx, M. Sc., P. Geo and Michel Boilly, Ph D, P Geo, both Qualified Persons as that term is described in National Instrument 43-101, and this report was filed on Sedar by Abbastar Holdings Ltd. on May 2, 2007.

In May 2006, the Company advanced to On Track Explorations, the Doran project operator, $150,000CDN to commence drilling and ground exploration work as outlined in Mr. Ostensoe’s report. Drilling commenced thereafter on the “Main Zone” of the Doran property. The Company’s option agreement on the Doran property requires that the Company expend $300,000 in year two of the agreement.

The Company spent $346,166 on drilling and exploration in fiscal 2006 and reported drill results on July 20, 2006. As well, in July the Government of Quebec reimbursed the Company $57,745 as part of the Province’s mining exploration incentive program. This rebate was based upon the Company’s 2005 drilling exploration expenses.

In early February 2007 the Company contracted the services of Forages La Virole to commence drilling on the “L” anomaly situated in the north of the Doran property but four to six foot snow drifts prevented the drilling contractor from reaching the “L” anomaly so the work program was cancelled.

On February 13, 2007, the Company entered into a Mineral Property Option agreement with Abbastar Holdings Ltd. (Abbastar), a Vancouver based TSX Venture listed company, whereby Abbastar could earn up to 70% interest in the Doran property by paying the Company a one time $100,000 CDN payment (paid) and expending $5,000,000 (five million) over four years. The TSX Venture Exchange approved this transaction on May 30, 2007.

On May 11, 2007, the Company and Abbastar announced that drilling had commenced on the “L” anomaly of the Doran project and in all 32 holes were drilled for a total of 3,273.26 meters of diamond drilling and 1158 samples were analyzed representing 2,469.24 linear meters or 75% of the drill hole length. The results of the Company’s Phase II drilling campaign were reported August 23, 2007. Here is a sample of these results:

  Hole H17A (L Anomaly): 16.99m of 0.0435% U3O8 (.87lb/t),
  Hole H18 (L Anomaly): 24.1m of 0.033% U3O8 (.66lb/t) (including 16.5m of .73lb/t announced June 28, 2007),
  Hole H18A (L Anomaly): 7.25m of 0.023% U3O8 (.46lb/t),
  Hole H19 (L Anomaly): 3.52m of 0.039% U3O8 (.78lb/t),
  Hole H22 (L Anomaly): 18.44m of 0.024% U3O8 (.48lb/t),
  Hole H27 (L Anomaly): 5.8m of 0.33% U3O8 (.66lb/t),
  Hole H31 (N Anomaly): 0.66 meters of .29%U3O8 (5.8lb/t)(at surface).

The holes were divided into four zones with particular emphasis on the “L” zone where 18 drill holes were spotted to evaluate the lateral and depth extensions of this zone. The first four drill holes (17,17A, 18, 18A) drilled at different azimuths and plunge angles and set up to test the L19 anomaly, recorded encouraging near surface results including 16.99 meters (55 feet) of .87lb/short ton U3O8 and 24.1 meters (79 feet) of .66lb/ton U3O8, as well, holes 27 and 27A, intersected three and four pegmatites respectively. The first pegmatite, H27, returned .66lb/ton U3O8 over 5.8 meters. The L zone remains open in all directions while lateral extension and depth extension are unknown. Best interval drill results are posted on the Company website.

The 2007 drilling program confirmed the existence of uranium mineralization in the northeast grid (L, N, X and Y). Findings corroborated the channel sample results of 2006 that showed mineralization to be non-uniformly distributed among the pegmatites and even within each pegmatite. Drill holes revealed that the thickness of the radioactive pegmatites range from one meter to roughly 20 meters along holes and are presented as sub-parallel multiple slabs slightly dipping to the west and separated from each other by sterile rocks. All pegmatites have been intersected at a maximum of 90 vertical meters from surface.

To date, the Doran Showing, located at the south of Doran (drilled in 2006 & Fall 2007) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.

Former Senior Project Geologist, Michel Proulx M. Sc. (P. Geo and a qualified person) recommended follow up drilling on the Doran Showing (Phase III) as well as an additional 4,000 meters of drilling on the L zone to gain a better understanding of the behaviour of the uranium-bearing pegmatite bodies, the structural geology context and of uranium phase minerals.

The fall 2007 drilling campaign was completed in early November. This campaign was designed to further delineate the Doran Showing where the Company drilled in the summer of 2006. The Doran Showing consists of four distinct pegmatite-bearing structures: The Main Zone, the North End Zone, Dyke Zone and Hot Spot.

Results from this drill campaign were announced on February 4, 2008. The 2007 program comprised 1,691 metres of drilling in 15 drill holes and was designed to test the area between the North End zone and the Hot Spot zone, the lateral extent of the Hot Spot zone, and to determine the south extension and thickness of the Hill Top pegmatite, all of which are part of the Doran showing. The fall 2007 drill campaign achieved similar results to the 2006 campaign and all 15 drill holes encountered uranium mineralization

In total over 6000 meters have been completed on the Doran property by the Company and Abbastar and the companies are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized.

Abbastar completed a fall 2008 program in September-October. This program completed the second phase of the Mineral Option Agreement between Entourage and Abbastar dated February 14, 2007 and Abbastar has now earned a 35% interest in the Doran property.

The fall 2008 exploration campaign consisted of channel sampling of previously unexplored anomalies (F, G, H, I, K and LL) situated WSW of the L anomaly that was drilled in the spring of 2007. Additionally, anomalies E, Q, BB, S and RR, located due south of the L anomaly were also tested. On February 24, 2009, Abbastar Uranium released the following information on the Fall 2008 exploration program:

North section of the Doran property:

Results of the 2008 ground-based radiometric survey demonstrated a good spatial correlation between the highest-count rates and the localization of the previously determined airborne anomalies BB, P, Q, R and S. The G zone represents the most interesting uranium site with an average value of 0.56 lb/ton U3O8 from 22 samples collected with a range of 0.06 to 0.88 U3O8 lb/t, with a high value at 3.11 lb/t U3O8.

Nearby anomalies F and H also display relatively high uranium values (F at 0.63 lb/t U3O8 from six samples with a range of 0.27 to 1.20 U3O8 lb/t and H at 0.5 lb/t U3O8 from four samples with a range of 0.21 to 1.06 lb/t U3O8).

South section of Doran property:

The large extent of the radioactive pegmatite outcrops, the encouraging assay obtained and the proximity of the west zone to the main Doran showing make the former a prime target for future drilling.

The completion of the Fall 2008 exploration program earned Abbastar an additional 15% interest in the property and Abbastar has now earned a 35% interest in the Doran property. At the time of this report Abbastar Uranium has not provided the Company with a budget for the 2009 exploration program. Abbastar must expend $1,500,000 in 2009 to earn an additional 15% interest in the property.

Competitive factors in the market for mineral resources

The Company is prospecting for uranium in Quebec. It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world’s oil producing regions continue. In 2005, the annual spot volume of U3O8 reached 35 million pounds and production of uranium, if any, by the Company would have no significant effect on the price of uranium.

Applicable Regulations and Permits

The Company has obtained the necessary work, environmental and regulatory permits required to undertake the exploration programs it is undertaking on its mineral properties. The Company anticipates that, assuming further planned work will be done, there will be no difficulties in obtaining necessary work, environmental and regulatory permits for further exploration work. The jurisdictions wherein our properties are located have long histories in mining exploration and are friendly and accommodating to mineral exploration.

Capital Expenditures and Exploration Programs

(a) Hatchet Lake Uranium Prospect (Abandoned)

2007 Drilling Update

On March 17, 2007 the companies began stage two of the drilling program at Hatchet Lake. This phase is to consist of 8 drill holes and is designed to continue where the 2006 program was terminated. Three and one half holes were drilled on the project in 2007 before warm weather set in and drilling was halted..

The Company advanced $320,000CDN in option and work commitments. The Company requested and received an extension until July 1st, 2006 of an additional $300,000 payment to United Carina that was due on February 1st, 2006 and a further extension to September 15, 2007 was granted by the United Uranium Corp. (formerly United Carina). However, because uranium values encountered in the 2006 and 2007 drilling campaigns were negligible the Company decided to drop the Hatchet Lake properties and the Company did not advance the outstanding $300,000 payable on September 15, 2007 and the project was abandoned.

b) Black Warrior Exploration Activities (Abandoned)

In November 2006, with slight anomalous gold showings from an 11-hole drill program, the Company decided to abandon the Black Warrior project. The was no exploration completed in 2006 in advance of the Company’s decision to abandon the Black Warrior project

c) Smeaton/Forte a la Corne Exploration Activities

The Smeaton/Forte a la Corne properties were acquired by way of an option agreement between the Company and 1010. The original claim blocks consisted of 1087 claims encompassing approximately 1.5 million acres situated in the Smeaton, Forte a la Corne, Candle Lake areas of central Saskatchewan. At the present time, the Company holds approximately 22 of these claims and after repeated requests to have all previous work records of the claims forwarded to the Company, the Company decided to initiate legal proceeding to have the consideration for the claims returned to the Company in exchange for the Company returning the claims to 1010.

There has been no work completed on the claims since the spring of 2006 wherein the lack of communication between the Company and the Operator/Vendor precluded additional monies being expended on the property until National Instrument 43-101 compliance of the claims was completed. This compliance was not forthcoming.

d) Doran Uranium Project Exploration Activities

Doran 2007 Drilling

On May 11, 2007, Entourage and Abbastar Holdings announced that Phase One of the second drill program had begun and in all 32 holes were drilled for a total of 3,273.26 meters of diamond drilling and 1158 samples were analyzed representing 2,469.24 linear meters or 75% of the drill-hole length. The results of the Company’s Phase II drilling campaign were reported August 23, 2007. Here is a sample of these results:

  Hole H17A (L Anomaly): 16.99m of 0.0435% U3O8 (.87lb/t),
  Hole H18 (L Anomaly): 24.1m of 0.033% U3O8 (.66lb/t) (including 16.5m of .73lb/t announced June 28, 2007),
  Hole H18A (L Anomaly): 7.25m of 0.023% U3O8 (.46lb/t),
  Hole H19 (L Anomaly): 3.52m of 0.039% U3O8 (.78lb/t),
  Hole H22 (L Anomaly): 18.44m of 0.024% U3O8 (.48lb/t),
  Hole H27 (L Anomaly): 5.8m of 0.33% U3O8 (.66lb/t),
  Hole H31 (N Anomaly): 0.66 meters of .29%U3O8 (5.8lb/t)(at surface).

The holes were divided into four zones with particular emphasis on the “L” zone where 18 drill holes were spotted to evaluate the lateral and depth extensions of this zone. The first four drill holes (17,17A, 18, 18A) drilled at different azimuths and plunge angles and set up to test the L19 anomaly, recorded encouraging near surface results including 16.99 meters (55 feet) of .87lb/short ton U3O8 and 24.1 meters (79 feet) of .66lb/ton U3O8; as well, Holes 27 and 27A, intersected three and four pegmatites respectively. The first pegmatite, H27, returned .66lb/ton U3O8 over 5.8 meters. The L zone remains open in all directions while lateral extension and depth extension are unknown. Best interval drill results are posted on the Company website.

The 2007 drilling program confirmed the existence of uranium mineralization in the northeast grid (L, N, X and Y). Findings corroborated the channel sample results of 2006 that showed mineralization to be non-uniformly distributed among the pegmatites and even within each pegmatite. Drill holes revealed that the thickness of the radioactive pegmatites range from one meter to roughly 20 meters along holes and are presented as sub-parallel multiple slabs slightly dipping to the west and separated from each other by sterile rocks. All pegmatites have been intersected at a maximum of 90 vertical meters from surface.

To date, the Doran Showing, located at the south of Doran (drilled in 2006) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.

The fall 2007 drilling campaign was completed in early November. This campaign was designed to further delineate the Doran Showing where the Company drilled in the summer of 2006. The Doran Showing consists of four distinct pegmatite-bearing structures: The Main Zone, the North End Zone, Dyke Zone and Hot Spot.

The 2007 program comprised 1,691 metres of drilling in 15 drill holes and was designed to test the area between the North End zone and the Hot Spot zone, the lateral extent of the Hot Spot zone, and to determine the south extension and thickness of the Hill Top pegmatite, all of which are part of the Doran showing. The fall 2007 drill campaign achieved similar results to the 2006 campaign and all 15 drill holes encountered uranium mineralization.

In total over 6000 meters have been completed on the Doran property by the Company and Abbastar and the companies are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized.

Fall 2008 Exploration

In the fall of 2008, Abbastar completed a sampling program on previously untested anomalies in the west-central area of the property. The fall 2008 exploration campaign consisted of channel sampling of previously unexplored anomalies (F, G, H, I, K and LL) situated WSW of the L anomaly that was drilled in the spring of 2007. Additionally, anomalies E, Q, BB, S and RR, located due south of the L anomaly were also tested.

The Company is satisfied that Abbastar has expended sufficient funds on the property to earn a 35% interest in the Doran claims, as outlined in the Mineral Property Option agreement between the companies. The remaining $75,000 property payment to the Vendor was paid in March 2008 and the Doran property is now owned by Entourage (65%) and Abbastar Uranium (35%) subject to an NSR net smelter royalty in favour of the Vendor.

On February 24, 2009, Abbastar Uranium released the following information on the Fall 2008 exploration program:

North section of the Doran property:

Results of the 2008 ground-based radiometric survey demonstrated a good spatial correlation between the highest-count rates and the localization of the previously determined airborne anomalies BB, P, Q, R and S. The G zone represents the most interesting uranium site with an average value of 0.56 lb/ton U3O8 from 22 samples collected with a range of 0.06 to 0.88 U3O8 lb/t, with a high value at 3.11 lb/t U3O8.

Nearby anomalies F and H also display relatively high uranium values (F at 0.63 lb/t U3O8 from six samples with a range of 0.27 to 1.20 U3O8 lb/t and H at 0.5 lb/t U3O8 from four samples with a range of 0.21 to 1.06 lb/t U3O8).

South section of Doran property:

The large extent of the radioactive pegmatite outcrops, the encouraging assay obtained and the proximity of the west zone to the main Doran showing make the former a prime target for future drilling.

The completion of the Fall 2008 exploration program earned Abbastar an additional 15% interest in the property and Abbastar has now earned a 35% interest in the Doran property. At the time of this report Abbastar Uranium has not provided the Company with a budget for the 2009 exploration program. Abbastar must expend $1,500,000 in 2009 to earn an additional 15% interest in the property.

1.3 Selected Annual Information

Fiscal Year	2008	2007	2006
	($)	($)	($)

Net Sales	0	0	0
Loss before taxes	414,840	598,783	3,017,828
Basic and Diluted Loss per Share	(0.05)	(0.08)	(0.40)
(See Note below)
Net Loss	414,840	598,783	2,973,161
Total Assets	16,673	22,570	193,763
Long Term Financial Liabilities	n/a	n/a	n/a
Cash Dividends Declared	n/a	n/a	n/a

NOTE: Effective March 6, 2009 the Company's completed a reversed split of its shares of common shares at a ratio of one new share for every ten old share held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split. All previous references to shares of common stock and weighted average common shares outstanding as well as the basic and diluted loss per share have been restated to give affect to the 1:10 reverse stock split unless otherwise stated.

1.4 Results of Operations for the Period ending March 31, 2009 compared to Period ending March 31, 2008

The Company’s loss (as well as operating expenses) for the period ended March 31, 2008 (‘interim 2008’) totaled $96,996 or $0.01 per share compared to $45,706 loss or $0.01 per share for the period ended March 31, 2009 (‘interim 2009’). The losses in interim 2009 were much lesser than interim 2008 mainly because (i) the management fees during interim 2009 was $19,500 compared to $75,000 during interim 2008 and (ii) the cosulting fees during interim 2009 was nil compared to $15,000 during interim 2008. These reductions were mainly because the Company cancelled all the management agreements effective December 31, 2008 and reduced the fees during interim 2009. The Company expended nil in mineral property acquisition and exploration costs in interim 2008 and 2009 because all the Doran property’s costs were Abbastar’s responsibility. The company received refund of $9,485 during interim 2008 from Nevada government. During interim 2008 office and sundry costs were $3,937 compared to $8,574 during interim 2009; during interim 2008 the travel and promotion costs were $4,170 compared to $159 during interim 2009. The professional fees were $8,068 during interim 2008 compared to $17,272 during interim 2009.

Summary of Quarterly Results

In Canadian dollars

	2009	2008	2008	2008	2008	2007	2007
	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net sales	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss (gain)	45,706	$30,055	$58,096	$229,693	$96,996	$140,381	$(17,780)
Basic and diluted loss per share	$0.01	$0.00	$0.01	$0.03	$0.01	$0.02	$0.00
Net loss (gain)	45,706	$30,055	$58,096	$229,693	$96,996	$140,381	$(17,780)
Basic and diluted net loss per share	$0.01	$0.00	$0.01	$0.03	$0.01	$0.02	$0.00

The Company’s financial statements are expressed in Canadian dollars and have been prepared in accordance with U.S. generally accepted accounting principles.

NOTE: Effective March 6, 2009 the Company's completed a reversed split of its shares of common shares at a ratio of one new share for every ten old share held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split. All previous references to shares of common stock and weighted average common shares outstanding as well as the basic and diluted loss per share have been restated to give affect to the 1:10 reverse stock split unless otherwise stated.

1.6 Liquidity

On March 31, 2009 the company had $376 in cash compared to $894 on December 31, 2008. On March 31, 2009 the Company had a negative working capital position of $599,128 compared to a negative working capital position of $553,551 on December 31, 2008.

During interim 2009 as well as interim 2008 the Company received no monies from issuances of any common shares.

The Company does not need any funds in the near future for the exploration work on its Doran property due to its option agreement with Abbastar. However, the Company needs to raise funds soon to fund its ongoing general and administrative costs.

1.7 Capital Resources

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash continuously from sources other than the sale of minerals found on the properties. That cash must be raised from other sources. Our only other source for cash at this time is investments by others in Entourage Mining Ltd. We must raise cash to implement our projects and stay in business. Even if we raise money, we do not know how long the money will last. It depends upon the amount of exploration we conduct, if any since Abbastar Uranium is funding exploration on the Doran project. The Company requires financial resources to fund its ongoing costs of operations.

If we find mineralized material and it is economically feasible to remove the mineralized material, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we do not raise all of the money we need, we will have to find alternative sources of funding, like a public offering, a private placement of securities, or loans from our officers or others.

1.8 Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9 Transactions with Related Parties

During the period ended March 31, 2009, the Company incurred $19,500 (2008 – $75,000) for management fees to directors and a company controlled by an officer of the Company.

Amounts payable to related parties at March 31, 2009 of $457,346 (December 31, 2008 - $428,752) is to directors, officer and a company controlled by an officer.

The transactions with related parties have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties. The amounts are non-interest bearing, unsecured, and have no fixed terms of repayment

1.10 Fourth Quarter

Not applicable

1.11 Proposed Transactions

The Company has been engaged in discussions to acquire additional mineral properties in Brazil and Quebec, Canada, at the time of this report no Letters of Intent or definitive Mineral Option Agreements have been signed.

1.12 Critical Accounting Estimates

This section is not applicable as the Company has no material accounting estimates. Material accounting estimates usually disclosed by resource issuers such as assumptions regarding depletion, resource and production values and capital write downs are not applicable to the Company as it is still at an exploration and development stage.

1.13 Changes in Accounting Policies including Initial Adoption

There have been no changes to the Company’s existing policies.

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgment.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Option Payments and Exploration Costs:

The Company expenses all costs related to the maintenance and exploration of mineral claims in which it has secured exploration rights prior to the establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of its exploration prospects, therefore, all costs are being expensed.

Income Taxes:

The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 109 – “Accounting for Income Taxes” (“SFAS 109”). This standard requires the use of the asset and liability approach for accounting and reporting on income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is not more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

Stock Based Compensation:

Following the guidance in SFAS No. 123R (revised), “Share-Based Payment” the Company measures and records to the financial statements the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. SFAS 123R requires estimates of forfeitures of unvested instruments at the grant date in determining the total compensation to be recognized. Stock based payments to non-employees are measured at the fair value of consideration received or equity instruments issued, whichever is more reliable and are periodically re-measured until counter party performance is complete.

The offset to the recorded stock based compensation cost is to additional paid-in capital. Consideration received on the exercise of stock options is recorded as share capital and the related additional paid-in capital is transferred to share capital.

Basic and Diluted Loss Per Share:

Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of the Company. Because the effect of conversion of the Company’s dilutive securities is anti-dilutive, diluted loss per share is the same as basic loss per share for the periods presented.

Exploration Stage Company:

The Company is an exploration stage company as defined in the Statements of Financial Standards No. 7. All losses accumulated since inception, have been considered as part of the Company’s exploration activities.

1.14 Financial Instruments and Other Risks

The Company’s financial instruments consist of cash, accounts receivable, taxes recoverable, accounts payable and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations other than those costs for reclamation disclosed under “Environmental Law” herein.

The Company is not exposed to significant credit concentration or interest rate risk.

The Company’s functional currency is the Canadian dollar. The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use any hedging or derivative instruments to reduce its exposure to foreign currency risk.

1.15 Other MD & A Requirements

The current directors and officers of the Company are:

Dr. Paul Shatzko, Chairman of the Board, Director
Mr. Gregory F Kennedy, President, CEO and Director
Mr. Michael B Hart, Director
Mr. Corey Klassen, Director
Mr. Pradeep Varshney, Chief Financial Officer

Website

The Company maintains a website at www.entouragemining.com which serves as an information source for its investors.

Cautionary Note on Forward-looking statements

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company’s future plans, expectations, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends”, “expects”, “estimates”, “may”, “could”, “could”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events or conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, results of exploration, reclamation, capital cost, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statements that may be made from time to time or on its behalf, except in accordance with applicable securities laws.

Entourage Mining Ltd.

“Gregory F Kennedy”

Gregory F Kennedy
President and Director
May 29, 2009